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SEC
Mail Processing Section
MAR 02 2015
Washington DC
403

SECURITI 15046940 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REMINGTON GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Broadway, Suite 18I
(No. and Street)

New York	**New York**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Ann Ferrotta **(212)968-7770**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith K. Zhen CPA
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1002	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

MC 3/10

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DonnaJean Flood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

REMINGTON GROUP, LLC, as

of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 15

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REMINGTON GROUP, LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

December 31, 2014

ASSETS

Cash and cash equivalents	$	29,054
Receivable from broker, related party		14,000
Due from clearing broker		5,425
Prepaid expenses		1,638
Other receivables		3,552
TOTAL ASSETS	$	53,669

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	7,701
TOTAL LIABILITIES		7,701
Commitments and Contingent Liabilities		
Members' equity		45,968
TOTAL MEMBERS' EQUITY		45,968
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	53,669

The accompanying notes are an integral part of these financial statements.

REMINGTON GROUP, LLC

71 BROADWAY, SUITE 18I
NEW YORK, NY 10006

SEC
Mail Processing
Section

February 27, 2015

MAR 02 2015
Washington DC
405

SEC Headquarters
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Remington Group, LLC
Audit Date: December 31, 2014
SEC File No. 8-67176

Dear Sir or Madam:

We have enclosed two (2) copies of the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

Report Pursuant to Rule 17a-5 (d)
Accountant Supplementary Reports

Please acknowledge receipt of the enclosed materials by date stamping the enclosed copy of this cover letter and returning it in the self-addressed envelope.

Very truly yours,

Remington Group, LLC

Enclosures